ADVANCED GROWING SYSTEMS, INC.

c/o Lyle J. Mortensen CPA	Telephone (817) 416-2533
230 N. Park Blvd., Suite 106	Facsimile (817) 416-2535
Grapevine, Texas 76051	email lylemort@aol.com

November 27, 2007

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Growing Systems, Inc.

Form 10-SB, File No. 0-52572

Dear Mr. Owings:

The following are the responses of management to your letter of October 4, 2007 and the numbers indicated are referenced to your comment number in the letter:

Explanatory Note, page 3

Q1. Revise the 1st paragraph to make clear that you do not meet the stated thresholds and that this is a voluntary filing. In addition, revise the 2nd paragraph to indicate that this registration statement went effective automatically 60 days after filing and that you are now subject to the filing requirements of the Securities Exchange Act of 1934.

A1. Paragraph one added “The Company does not meet the stated thresholds, and this filing of Form 10-SB is a voluntary filing.” Paragraph two the first sentence was revised to read “This registration statement went effective 60 days after the initial filing of Form 10-SB and as such we are subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).”

Risk Factors, page 4

Q2. Revise this section to provide a concise discussion of how each risk factor affects you or your securities. Currently, you present risks that could apply to any company. As an example, general economic condition, fluctuations in demand for your products, climatic conditions, ability to generate cash flows, your competitors, etc. In this regard, you do not discuss your lack of profitability and the continuing uncertainty. You also do not indicate either your notes payable and possible conversions as discussed in Note 5 to the financial statements or the possible dilution on shareholders as discussed on page 12. You also do not indicate the substantial control by management and related persons, the private placement transactions including possible liquidating damages. Please review your risk factors and include all materials risks faced by you.

A2. Risk Factors revised and expanded to include all material risks faced by the Company.

Business Development, page 4

Q3. Expand this section to indicate the business activity and status of Non-Lethal Weapons, Inc., prior to the merger. Indicate the business reason(s) for the merger, the terms and whether it was an arms-length transaction.

A3. The section was expanded and also now states that the merger was an arms-length transaction.

Our Growth Strategies, page 5

Q4. We note your revisions in response to comments 16 and 17 in our letter of August 9, 2007. Further revise your growth strategies to provide a timeline for achieving each of them, indicate the cost involved and state how you plan to execute them.

A4. The Section on growth strategies has been expanded to indicate a timeline and estimated for achieving these growth strategies.

Description of Property, page 12

Q5. Indicate whether the transactions are with unrelated parties.

A5. The following sentence was added to the paragraph. “ALL OF THE PROPERTIES LISTED ABOVE WERE EITHER LEASED OR PURCHASED FROM NON-RELATED THIRD PARTIES.”

Security Ownership of Management, page 13

Q6. Revise to include the directors and executive officers as a group. See Item 403 of Regulation S-B. In addition, please advise us with a view toward disclosure, the identity of the related party referred to in Note 9 of the financial statements.

A6. Officers and Directors are included as a group. Also, an additional disclosure has been inserted that Lyle Mortensen, CFO was an officer of NLW prior to the merger and is the individual discussed in Note 9 of the financial statements.

Executive Compensation, page 15

Q7. We refer you to our previous comment relating to your caption “Changes in Pension Value and…” in the Summary Compensation Table and the Directors Compensation Table. Please revise in your next filing.

A7. The Executive Compensation table has been revised and also includes the current fiscal year ended September 30, 2007

Q8. Please discuss the stock awards in a footnote to the table. See the instruction to Item 402(b)(2)v of Regulation S-B. In addition, update the information in this section to September 30, 2007. See item 402(b)(1) of that regulation.

A8. The stock awards have been added to the compensation table as a footnote and has been updated to September 30, 2007.

Q9. It is unclear why the issuance of shares to Aritex for Mr. Mortensen’s services as CFO as discussed in Note 5 on page F-21 is not included. Please revise or advise. Please also advise us of the loan discussed in the same note.

A9. The issuance of shares to Aritex for Mr. Mortensen’s services as CFO has been included in the Executive Compensation table. The loan discussed in Note 5 on page F-21 was a short term loan necessary for working capital until additional funding was received. Mr. Mortensen provided this loan on an unsecured basis and did not charge the Company interest.

Employment Agreements, page 15

Q10. It is unclear why you have duplicated the disclosure regarding Mr. Hammond’s Right of Exchange. Please advise or revise.

A10. The duplicate disclosure for Mr. Hammond’s right of Exchange has been eliminated and the correct wording inserted.

Certain Relationships and Related Transactions, page 18

Q11. Update the last paragraph of this section to the latest practicable date. This comment also applies to other areas of disclosure as applicable.

A11. Paragraph 3 under Certain Relationships and Related Transactions…was deleted as it was described more fully later in the paragraph. The information was updated through the September 30, 2007, the last practicable date. Other sections of the document have also been updated for the most recent practicable date applicable.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 20

Q 12 We have reviewed your response to comment 34 and the revisions to your disclosure. As previously requested, in the footnote to the table please omit the term “reverse” when describing your 10,000 to 1 stock split as it appears you had a stock split and not a reverse stock split. Please make conforming revisions throughout the document where you discuss the stock split. If you believe we are misunderstanding your facts and circumstances, please advise. Refer for guidance to section B of Chapter 7 of ARB 43.

A12. The wording was changed to remove the word “reverse” to more clearly reflect the 10,000 to 1 stock split.

Signatures, page 25

Q 13 Include the name of the registrant. See the Signatures section of Regulation 10-SB.

A13. The name of the registrant has been included on the signature page.

Note 3 – Summary of Significant Accounting Policies, page F-8

Earnings/(Loss) per Common Stock, page F-10

Q14. We have reviewed your response to comment 36 and the revisions to your disclosure. Please revise to disclose the total number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. As indicated in our prior comments, the total number of potentially dilutive securities should include potentially dilutive warrants and the number of shares issuable upon the conversion of outstanding notes. Refer again to paragraph 40.c of SFAS 128.

A14. In accordance with paragraph 40.c. of SFAS 128 the number of shares and warrants that are issuable upon conversion of the outstanding convertible promissory notes have been included in note 3 – Earnings (loss) per Common Stock.

Note 8 – Shareholders’ Equity, page F-13

Q15 As the merger and stock split did not result in proceeds of $880,000, it appears you misplaced the last sentence of the first paragraph of this note. As previously requested, please revise or otherwise advise if you believe we are misunderstanding your facts and circumstances.

A15. The sentence was misplaced and the last sentence of the first paragraph of the note has been added to the last sentence of the second paragraph to correctly reflect the facts and circumstances.

Notes to Interim Consolidated Financial Statements, page F-19

Note 4 – Notes Payable, page F-20

Q16. Please revise your disclosure regarding the valuation of warrants issued in connection with notes payable to explain in detail why management believes it is appropriate to estimate the fair value of the underlying common shares based on the stock price from a July 2006 private placement, rather than estimating the fair value of the underlying common shares based on the commitment date trading price of your common shares on the pink sheets. Please make similar revisions to notes 5 and 6 to explain your valuation of the restricted shares issued to your Chief Financial Officer and the warrants issued in connection with preferred stock.

A16. Under EITF Issue No. 98-5, footnote 3 of item one, states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Management determined that the price at which its securities were sold in connection with the merger of $.19 per share was the best price to use for valuation of transactions negotiated during 2006. As the Company Stock is thinly traded on the “Pink Sheets” and the Company had less than a year of operations, the opinion of management is that the offering price of $.19 was the fair value at which the common stock could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

Note 6 – Private Placement of Series A Preferred Stock, page F-21

Q 17 Based on our review of your response to comment 41 and the revisions to your disclosure, it appears you may have misapplied the guidance in EITFs 98-5 and 00-27. Please review this guidance again and revise your accounting as appropriate. In doing so, please note the following:

•

ABP 14 is not applicable to issuances of preferred stock with detachable warrants; thus, none of the issuance proceeds should be allocated to the equity account titled “common stock warrants.” Additionally, note that since the amount allocated to the warrants should not be separately recorded, the amount of the beneficial conversion feature associated with the convertible preferred stock is limited only by the amount of the total proceeds of the issuance.

•

Though APB 14 is not applicable, you still need to do a fair value allocation of the proceeds between the convertible preferred stock and the warrants solely for purposes of determining the effective conversion rate of the preferred stock to common stock and computing the value of the beneficial conversion feature. See, for example, footnote 4 of EITF 98-5 and Issue 1 in EITF 00-27.

•

In doing the relative fair value allocation of the proceeds for the purpose noted above, the relative fair values of the convertible preferred stock and the warrants must be used. It is not appropriate to determine a separate fair value for the warrants and then treat the residual of the issuance proceeds over the fair value of the warrants as the fair value of the convertible preferred stock.

•

Since the stated conversion rate of the preferred stock will be adjusted by 50% assuming no changes to your current circumstances, it appears the guidance in Issue 2 of EITF 00-27 is applicable and accordingly, the conversion price to be used to measure the beneficial conversion feature will need to be adjusted by 50%.

•

The beneficial conversion feature should be amortized over the period to the earliest possible date of conversion. Immediate recognition of the entire beneficial conversion feature is permitted only to the extent the preferred stock is immediately convertible. Refer to paragraph 8 of EITF 98-5 and Issue 6 of EITF 00-27.

•	The amortization of the beneficial conversion feature should be recognized as a reduction of net income available to common shareholders on the face of your statements of operation.

A17. We agree that APB 14 is not applicable to the issuances of preferred stock with the detachable warrants. Therefore the financial statements have been revised to reflect the allocation to the beneficial conversion feature of the preferred stock.

In accordance with footnote 4 of EITF 98-5 and Issue 1 in EITF 00-27 a fair value allocation was computed for the convertible preferred stock and the warrants for determining the effective conversion rate of the preferred stock to common stock and computing the value of the beneficial conversion feature. The Company has allocated the proceeds to the convertible preferred stock and the detachable warrants using the relative fair value of opinion 14. In accordance with EITF Issue 98-5 the embedded beneficial conversion feature was calculated based on an effective conversion price. The excess of the fair value of the stock over the effective conversion price resulted in a beneficial conversion feature.

The Company has revised the allocations and has not used an allocation to the warrants with the residual allocated to the preferred stock. In accordance with guidance under EITF Issue No. 00-27 the net proceeds was allocated to cash, preferred stock and additional paid-in capital with an adjustment to a beneficial conversion feature and additional paid-in capital.

The conversion rate of the preferred stock has been adjusted by 50%, based on current circumstances, by the passage of time (twelve months from issuance) to use in the computation of the beneficial conversion feature.

Normally the preferred stock beneficial conversion feature would be amortizable over the estimated conversion period. However the Company considers the preferred stock immediately convertible and has amortized the entire beneficial conversion feature to retained earnings (through the income statement) as a dividend to the preferred shareholders.

A schedule attached shows the calculation for the preferred stock issue on March 9, 2007 for information purposes.

Note 7 – Acquisition of Manufacturing Facility, page F-23

Q18. Please explain to us and disclose why it is appropriate to use a fair value of $0.50 for the restricted stock issued in the acquisition of the manufacturing facility on March 29, 2007. Such fair value seems inconsistent with 1) the fair value determined for the restricted stock issuance to your Chief Financial Officer in February 2007; and 2) your valuation of warrants issued in connection with preferred stock in March, April, and May 2007.

A18. The fair value of the restricted stock used in the acquisition of the manufacturing facility on March 29, 2007 has been adjusted to use $.35 per share, which is consistent with the price paid for the treasury stock and the price used to record the stock issued to the Chief Financial Officer for services.

The Form 10-QSB for the quarter ended June 30, 2007 will be amended to update for the financial information that has been changed and/or revised in this amendment to Form 10-SB.

Very truly yours,

Lyle J. Mortensen CPA, CFO

Advanced Growing Systems, Inc.

Convertible Preferred Stock & Warrants

Step 1: Determining fair value of detachable warrants using Black-Scholes Option calculator

	Warrants A & J	Warrants B	Warrants C	Warrants D
	3/9/2007	3/9/2007	3/9/2007	3/9/2007
INPUT VARIABLES
Stock Price	$0.35	$0.35	$0.35	$0.35
Exercise Price	0.80	1.00	1.10	1.30
Term	5	5	5	5
Volatility	100%	100%	100%	100%
Annual rate of Quarterly Div	—	—	—	—
Discount rate – bond equiv yield	5.06%	5.06%	5.06%	5.06%

Intermediate computations
PV of Stock Ex-dividend	0.35	0.35	0.35	0.35
PV of Exercise price	0.623132515	0.778915644	0.856807208	1.012590337
Cumulative volatility	2.236067977	2.236067977	2.236067977	2.236067977

Call option
Proportion of Stock PV	0.805124644	0.776455399	0.763514273	0.73986973
Proportion of Exercise Price PV	-0.084411058	-0.069999968	-0.064454871	-0.055566173
Fair option value per share	0.22919435	0.21723532	0.212004597	0.202688636
# of shares issued	4,500,000	1,500,000	1,500,000	1,500,000
Fair value of detachable warrants	1,031,375	325,853	318,007	304,033	1,979,267

Step 2: Determining the fair value of the preferred stock

	Preferred Stock
	3/9/2007
INPUT VARIABLES
Stock Price	$0.35
Exercise Price	.25	Conversion Price @ 50%
Term	5
Volatility	100%
Annual rate of Quarterly Div	0
Discount rate – bond equiv yield	5.06%

Intermediate computations
PV of Stock Ex-dividend	0.35
PV of Exercise price	0.194728911
Cumulative volatility	2.236067977

Call option
Proportion of Stock PV	0.916244603
Proportion of Exercise Price PV	-0.196048238
Fair option value per share	0.282509351
# of shares issued	3,000,000
Fair value of preferred stock	847,528

Step 3: Allocating balance between the convertible note and the detachable warrants according to their fair value

	Preferred Stock	Detachable Warrant
Face Value	1,471,372
Fair Value,	847,528.05	1,979,267.41
Fair Value,	0.30	0.70
Relative Fair Value	441,145.69	1,030,225.81	1,471,371.50
	A

Step 4: Allocating the relative fair value of the convertible preferred stock calculated in step 3 between the note and the beneficial conversion feature

Face Value	1,471,372
Conversion Price	$0.25	Conversion Price @ 50%
# of Common shares into which the preferred:	3,000,000	B
Effective Conversion Price	0.1470	= A/B
Market price of stock	0.3500
Intrinsic Value of embedded conversion feature	608,854.31

Step 5: Amortization of beneficial conversion option

Total Discount	608,854.31
Earliest conversion date:	ASAP
Amortization of debt discount immediately:	608,854.31